Arthur I. Anderson. Mr. Anderson is a corporate lawyer with 35 years of experience practicing law in the Boston area. In 2010, Mr. Anderson established his own law practice serving emerging technology clients. Prior to 2010, he worked with 3 national law firms Gaston & Snow (1978-1991), McDermott, Will & Emery (1991-2007) and Fish & Richardson (2007-2009). At McDermott, he served as chair of the Boston office corporate department and was a founder of the firm's energy and emerging company practices. He has represented a broad range of clients from start-ups to public companies providing advice with respect to corporate governance and fiduciary duty matters and a broad range of corporate transactions, including public offerings, mergers and acquisitions, corporate partnering, joint ventures and other strategic alliances, technology and software licensing, distribution arrangements, venture capital financings and equity-based compensation strategies. Since 2001, Mr. Anderson has represented the Organization of Pakistani Entrepreneurs (OPEN) on a pro bono basis. OPEN was founded in Boston in 1998 and now has 7 chapters in the United States and Pakistan.

Mr. Anderson received his bachelor's degree, Phi Beta Kappa and with highest distinction from Northwestern University in 1973. In 1978, he graduated, *cum laude*, from Harvard Law School.